# Rhino Hide Bulletproof Wall Filler

PROTECT PEOPLE WHEREVER THEY GATHER

## Business Plan
Prepared July 2020

Contact Information

Jason Giddings
jason@rhino-hide.com
www.rhino-hide.com

208 920 0176

# Table of Contents

# Executive Summary

## Opportunity

### Problem

School shootings have become a real problem in the United States. While the chances are relatively small that a shooting will occur in any one school, the consequences are disastrous and tear apart whole communities and even the nation. An average school shooting takes 12.5 minutes, but the average police response time is 18.5 minutes. Standard metal frame, wood frame, and cinderblock wall construction affords very little protection against projectiles from firearms. Even just a typical 9mm projectile from a handgun will pass through eight wall sections before stopping. Our kids need a place to shelter until the police arrive, if the worst should happen.

### Solution

Rhino Hide Bulletproof Wall Filler is a two-part liquid that is poured or pumped into small holes in walls of schools or other buildings, and then hardens to become bulletproof. It also serves to resists projectiles from hurricanes and tornadoes.

### Market

Our primary end users include schools, community storm shelters, government buildings, DIY shelters, police buildings and vehicles, rapid deploy military barriers, banks, and theaters.

There are approximately 138,000 K-12 schools in the U.S. alone resulting in a market size of over $39 billion.

### Competition

Our competitors' products include costly composite paneling, bulletproof ceramic tile, or space-wasting stand-alone rooms constructed within the classroom. These options can take weeks or months to install and oftentimes require complete reconstruction. Examples of competitive products include:

- Shelterinplace.com - indoor shelters and panic rooms

- BallistiCrete - bullet resistant plaster

- C.R. Laurence - fiberglass panels

- ArmorCore - fiberglass panels

Some shelter options are placed in a corner of the classroom and can only hold a small number of students. It takes valuable time to move students from their seats to the shelter. With the Rhino Hide Bulletproof Wall Filler system the schoolroom is the shelter. There is no need for kids to be moved, the cost is far less, and any pre-existing wall can be filled with Rhino Hide in a fraction of the time required to install other wall-hardening options.

**Why Us?**

Our team knows their stuff and we are passionate about Rhino Hide Bulletproof Wall Filler!

Jason Giddings, our founder, is an aerospace Engineer with over 25 years of experience developing products and manufacturing processes ranging from all-composite racing aircraft to salivary diagnostic products for testing COVID19. He is backed by David Rogers, an expert at business development, and Doug Marks, who provides vast legal knowledge regarding business law. Rounding our team is Alan Pagni, a second-to-none polyurethane chemist with many years developing similar blended products.

School safety is an immense and rising market with tremendous potential, but more importantly, we can make a meaningful contribution to end the widespread school shooting problem now. Together our team has the experience and the drive to develop the products and build the business. We can employ our skills to make considerable positive change.

# Expectations

**Forecast** (The following forecasts are forward Looking projections that cannot be guaranteed)

We conservatively project sales of $8.9M in year 1 and $21.9M in year 2 with an initial profit margin of 17%. This assumes we can build our network of certified installers to 300 - 400 companies installing an average of only one school each, within the first two years.

Our founder has committed to take no salary until the company is profitable, and our team is currently operating solely for equity to ensure the company can grow with minimum initial overhead.

We will manufacture our products using a toll manufacturer to reduce our time to market, take advantage of their many safety and quality certifications, and leverage their buying power to reduce our costs. Eventually we will transition to in-house manufacturing.

## Financial Highlights by Year



## Financing Needed

We have raised $450,000 of investment so far using equity crowdfunding at www.startengine.com/rhino-hide. We plan to raise between $250,000 and $501,640 more to get us to sales.

This money will be used for the following:

- Secure the IP we have developed over the first year of development
- Independently test our 3 product blends for UL certification
- Develop our website to include Certified Installer portals
- Develop video training assets
- Construct molds for the plastics used in our pumping equipment
- Build chemical and installation equipment inventory
- Begin the online and tradeshow marketing efforts

# Opportunity

## Problem & Solution

**School Walls Won't Stop Bullets**

If a shooter can't get into a classroom through a bulletproof door, and they can't shoot or break through the walls, then they can't harm our kids. Based on our testing, a typical bullet can penetrate as many as eight wall sections before the projectile is stopped. Stray bullets from police attempting to stop a shooter can also be dangerous to students and teachers. Students need a way to instantly shelter in place and wait for the police to arrive.

**Protect People Wherever They Gather**

Rhino Hide is a completely new category of products made from a two-part composite-reinforced liquid and filled with a special aggregate. The blend is poured into small holes at the top of any standard wall. Once the wall is filled, the liquid chemically cures in a few hours to a hard plastic consistency. The formulated composite in this new product makes the walls or structures they are filled with impervious to projectiles from small arms fire and even projectiles from extreme weather such as hurricanes or tornadoes.



# Target Market

According to the National Center for Education Statistics, there are over 138,000 schools in the United States. K-12 enrollment is about 55 million students per year, with an average class size of 21 students. At an average cost of $15,000 to secure a classroom with Rhino Hide, we can estimate that the total available market size is $39 billion to secure approximately 2.6 million classrooms (Source).



**Federal Education Budget Allocations**

- Safety and Improvements
- Title 1 Funding
- Head Start Programs
- Special Education
- Other/Misc Funding
- School Lunch Programs

$14 Billion
$16.3 Billion
$11.3 Billion
$8.7Billion
$6.4 Billion
$14.2 Billion

School safety budgets are getting a boost. A March press release from the U.S. House of Representatives Committee on Appropriations touted $2.3 billion in increases for school safety this year alone, with funds coming through programs at the Education, Justice, and Health and Human Services departments. Local funding, which makes up about half of the overall educational budget, is also being increased.

**Other Markets Include:** Community storm shelters, government buildings, DIY shelters, police buildings and vehicles, rapid deploy military barriers, banks, and theaters.

# Competition

### Current Alternatives

Our competitors' products include costly composite paneling, bulletproof ceramic tile, or space-wasting stand-alone rooms constructed within the classroom. These options can take weeks or months to install and oftentimes require complete reconstruction. Examples of our competition include:

- Shelterinplace.com - indoor shelters and panic rooms
- BallistiCrete - bullet resistant plaster
- C.R. Laurence - fiberglass panels
- ArmorCore - fiberglass panels

## Our Advantages

The Rhino Hide line of products outperforms the competition in every conceivable way...

**Time to Shelter**: Our competitors' stand-alone shelters are constructed in the corner of the classroom and hold a limited number of kids. Moving kids from their seats to the shelter wastes valuable time. With Rhino Hide, the classroom is the shelter. Kids are safe at their desks until the police arrive.



*Would you want to be in this line, with an active shooter in the building?*

**Retrofittable**: Other bulletproof wall solutions require the wall to be removed and reconstructed using hard-to-work-with materials. Some competitive products are attached to the outside of the wall. Rhino Hide just pours into the existing walls and hardens to become bulletproof.

**Use of Space**: Setting up a standalone shelter in the corner of each classroom uses a lot of valuable space and will only protect a limited number of students. With Rhino Hide, the entire classroom, with the maximum capacity of students, is protected without taking up any extra space.

**Cost**: One of our competitors recently installed its product in an Oklahoma school with just 6 classrooms. The total cost was a whopping $400,000 and took several weeks for the process. Rhino Hide could have been installed for less than $150,000 in a fraction of the time.

# Execution

## What We Sell

(The following forecasts are forward Looking projections that cannot be guaranteed)

**Bulletproof Wall Filler**

The Rhino Hide base product is a proprietary blend of 2-part polyurethane and cost-reducing aggregate made from recycled car tires. Car tires are one of the few materials that actually cost less than nothing. Tire stores must dispose of millions of tires per year and they are willing to pay to get rid of them!

We will offer our Part-A and Part-B products in three blends to satisfy various threat levels and wall thicknesses and will provide a range of package sizes including 330-gallon totes, 55-gallon drums, and 5-gallon buckets.



We estimate revenue from Our Certified Installer and DIY markets of $6.4M for our wall filler product alone, within the first year after the start of sales. We expect sales to start slow as we bring on certified installers and our certified installers become trained and ramp up their operations.  According to our estimated trajectory of onboarding, we expect to be able to bring on between 300 and 400 Certified Installers by the end of the second year after sales begin. On average, we are projecting each will sell around 600 gallons per year to start.

### Installation Equipment and Consumables

*(The following forecasts are forward Looking projections that cannot be guaranteed)*

Installation Equipment and the ability to purchase consumables easily is key for our network of Certified Installers to be able to install industrial quantities in larger commercial buildings. Each Certified Installer will be given access to display their company in our web portal where they can also access training and buy our products exclusively, and at discounted rates. We will offer:

- Metered mixing pumping equipment
- Tank heaters, stirrers, handling equipment
- Disposable mixing nozzles and elements
- Protective poly wall liners
- Equipment parts

We estimate $2.5M in equipment and consumables revenue in the first year.

## Marketing & Sales

### Marketing Plan

Rhino Hide Sales and Marketing focuses on Certified Installers, commercial customers, and Do-it-yourself (DIY) customers. We cultivate our contacts using Automated Digital Marketing Funnels and Tradeshow or Home-Show Marketing. Customers in each channel will flow through the marketing process of awareness, interest, desire, and action. Qualified leads will be given to the sales group to close the sale and provide follow-up support.

Each of the 3 channels have distinct characteristics which will affect their specific marketing funnel:

1. **Certified Installers.** Rhino Hide will target sheetrock, concrete, and insulation installers as well as security industry partners to become certified to install our products through a training program. Once certified, these installers will then purchase equipment and supplies with exclusivity and discounted rates. These installers will act as a customer service and sales arm for generating end-customer commercial and consumer sales.

2. **Commercial Customers.** Customers include private schools, government, and commercial building owners who can become certified to install the product themselves. In addition to installation sales generated by Certified Installers, Rhino Hide will develop an automated digital marketing funnel and participate in tradeshows to market products and hand over qualified leads to an account management team.

3. **DIY Customers.** Customers include homeowners and individuals that buy product and install themselves. Rhino Hide will develop an automated digital marketing funnel as well as participate in home shows to generate new customers.

## Sales Plan

### Certified Installers and Commercial Customers

With regard to sales, our Certified Installers and commercial customers will be handled much the same way. Once the marketing has moved them into the sales funnel our automated website will guide each one through the onboarding process, systematically giving them the information they need to complete each section. We will also offer an account management team to monitor and nurture the onboarding process for each user and provide direct assistance anytime the user runs into hurdles.

After the Installer is successfully onboarded, their training and certification begins, which will allow them to purchase our wall fillers and installation equipment. All of this can be done using our online tools but will be supplemented as needed by our dedicated customer support representatives.

### Do-it-Yourself Customers

Everything that our DIY customers need will be available online, from how-to videos to tools for calculating how much wall filler they will need. We will also have customer service representatives available to answer any questions, but by providing all-inclusive information we can give them the confidence they need to make the purchase and reduce the number of calls our customer support team receives.

# Operations

**Locations & Facilities**

Rhino Hide currently operates in a rented 3,000 square foot building located in Sandpoint, Idaho. We have set up prototype and low-level production equipment here and have enough space for up to about 10 team members, as well as a small amount of inventory.

In the near future we intend to relocate to a larger facility nearby and eventually manufacture our products in-house.



North Idaho is an exceptional place to live and grow a new manufacturing business. Work ethic is abundant, and a multi-disciplined workforce is plentiful in the northwest. The Sandpoint area has been deemed an opportunity zone which is a designated low-income census tract in both urban and rural markets, eligible to receive private investments through Opportunity Funds as well as federal tax incentives. In addition, Rhino Hide has been offered local tax deferrals for the first 5 years of sales.

Our long-term plans are to manufacture in Sandpoint, but our initial manufacturing will take place at American Colors, a toll manufacturer located in Sandusky, Michigan with alternate manufacturing locations in Tennessee and Texas. They will be able to warehouse and manufacture product in each location and can drop-ship under our branding directly to our customers throughout the United States, until we are ready to transition to in-house production.

**Technology**

Rhino Hide relies on a custom web portal to manage every aspect of our Certified Installer network. Each Certified Installer will be onboarded using our automated online process and will then be given access to create a dashboard within the Rhino Hide website, specific to their company. The dashboard will allow the installers to:

- Create an informative page where potential customers can get contact information, view, and compare multiple Certified Installers.

- Access online video training and certification.

- Purchase specialized installation equipment and consumables

- Purchase bulletproof wall filler at discounted rates

### Equipment & Tools

The Rhino Hide wall filler can be installed in small amounts using just a bucket and a drill mixer. To easily fill the walls a two-inch drill bit is needed as well as a special funnel that we will offer to the DIY customers through our website.

For larger projects requiring hundreds or thousands of gallons it's best to use one of our Certified Installers throughout the United States.



Certified installers will have exclusive access to purchase our computer-controlled mixing equipment. This heavy-duty equipment is equipped with dual computer controlled servos, each one dedicated to insuring that the exact mix of Part A and Part B are blended together and pumped into the wall.



The system is capable of continuous flow of up to 10 gallons per minute and operates on 110 vac. The entire system is housed in a perfectly balanced cart capable of fitting through any standard doorway.



The pumping and metering occur in the cart assembly, but the mixing happens in the mixing gun. The mixing gun consists of a grip with a variable speed trigger and a disposable mixing element assembly. The mixing element is the only place the two chemicals come in contact with each other. This is where they mix and begin to react, just before they enter the wall.

## Milestones & Metrics

### Milestones Table

| Milestone | Due Date |
|---|---|
| Complete Funding Round | August 31, 2020 |
| Secure IP | September 30, 2020 |
| Develop Website | October 31, 2020 |
| Complete UL Certification | November 30, 2020 |
| Begin Sales | January 01, 2021 |

### Key Metrics

There are three phases to measuring our success over the course of the next few years.

**Phase I - Pre-Sales:** Before sales start we need to complete this round of funding, secure all of our IP, have our products independently tested for UL Certification, and develop our website to onboard and train our Certified Installer network.

**Phase II - Certified Installer Network:** Once all of our pre-sales tasks are complete we will begin sales. Initially the true measure of how well the Rhino Hide business will perform in the long term will revolve around how quickly we can bring on Certified Installers. Each of these companies will purchase equipment and we will need this revenue moving forward to help us grow, but we will also learn a lot from the raw interest we see as these companies are onboarded.

**Phase III - Regular Operations:** Initially our focus will be on setting up the network as described above. Sales will ramp up slowly at first but as we reach our goals and are able to get a solid network of Installers onboarded, equipment sales will diminish and chemical sales will begin to significantly ramp up. At this point it will be important to focus on the cost of conversion as well as typical company overheads to be sure our margins are as high as they can be.

# Company

## Overview

### Ownership & Structure

Rhino Hide Inc started as an LLC and transitioned to S-Corp after the first year. Jason Giddings, the founder, is the majority shareholder. David Rogers, Doug Marks, and Alan Pagni are Board Members and shareholders. Our StartEngine investors are shareholders without voting rights.

**Rhino-Hide, Inc.**
Capitalization Summary

| Equity Holder | Common Stock Issued | Options | Class of Shares | % Ownership (Not Diluted) |
|---|---|---|---|---|
| Jason Giddings | 2,000,000 | n/a | Class A | 72.54% |
| Crowdfunding Investors | 432,925 | n/a | Class B | 15.70% |
| **Total Issued** | **2,756,925** | | | |
| Doug Marks | 85,000 | yes | Class B (options) | 3.08% |
| David Rogers | 35,000 | yes | Class B (options) | 1.27% |
| Alan Pagni (pending) | 204,000 | yes | Class B (options) | 7.40% |
| | 324,000 | | | 100% |
| Total Set Aside | | | | |
| Total Issued and Set Aside | 3,080,925 | | | |
| Total Authorized | 3,400,000 | | | |
| Total Not Issued and Not Side Aside | 319,075 | | | |

### Company History

Rhino Hide was started in June of 2018 with the simple idea that we could develop a liquid that could be filled into walls to make them bulletproof. After testing many off-the-shelf products we were able to prove the concept could work.



We then began developing a plan for the business that would bring it to reality. Over the next year we were able to raise nearly $420,000 on the StartEngine Equity Crowdfunding site. (www.startengine.com/rhino-hide)

Once we had some funding to work with, we hired a chemist and started work on a chemical blend specific to all of our needs. We also developed the metered pumping equipment that would eventually be required by our Certified Installers.



We rented a building and set up a small-scale production system so that we could blend chemicals for testing in-house.

We have signed up over two hundred companies interested in becoming Certified Installers and plan to start vetting them in about six months when we are ready to begin onboarding.



## Exit Strategy

**(The following forecasts are forward looking projections that cannot be guaranteed)**

We are excited about our three-year plan to build and grow the Rhino Hide business. By the end of year 3, we expect to start becoming an attractive acquisition target for larger polyurethane manufacturing, national spray-foam insulation, or larger security companies. Our sales and growth trajectories will be well established and justify the right price.

## Team



**Jason Giddings:** Founder/CEO/Director/Chairman of the Board

*Jason Giddings is Founder and Chief Executive Officer of Giddings Product Development, Inteliscope LLC. An aerospace engineer and a lifelong entrepreneur and inventor, Jason observed that many smaller custom product-based businesses could not afford to build up their own product development teams capable of professional-level industrial design. As a result, he founded Giddings Product Development in 2005. In 2007, services were expanded to include production tooling and manufacturing. In 2010, capabilities were further increased by the addition of printed circuit board design as well as software and firmware development. In 2013, he* formed Inteliscope LLC, in an endeavor to create and manufacture a smartphone mount that turns your iPhone or Android into a low-cost thermal scope for rifles and archery. Jason has several patents and has designed hundreds of products that are currently being sold in every corner of the world.



**David Rogers:** Board Member - Business Development/Marketing

*David has extensive experience in product marketing, business development, contract manufacturing, and building customer solutions. Proficient in engaging the customer at all levels of an organization. Strategic leader adept in organizing teams, developing efficient channels of communication, and building businesses. Thrives on developing people and processes.*



**Doug Marks:** Secretary of the Board - Legal Business Development

*Doug started with a small firm in Sandpoint, Idaho that had large national clients, so he gained valuable experience early in his career in a wider range of business contexts. He did a great deal of corporate bankruptcy work, both debtor and creditor, civil litigation, corporate formation and governance, and commercial leasing for clients both large and small (mostly on the tenant side).In the later part of his career, he has attracted a large number of clients in the technology start-up field all over the nation, where his broad range of experience greatly benefits new companies. He has focused most recently on the new European General Data Protection Regulation (GDPR), which imposes significant restrictions on his clients who have customers, patients, and employees in Europe.*



**Alan Pagni:** Board Member - Polyurethane Chemist

*Alan is a true scientist and an expert in the field of polyurethane product development. He comes highly recommended from both our manufacturing partners and our supply chain advisors. Pagni has a Master of Science degree with a focus on polymer-science and characterization, plus he has both published and patented work. Like every other member of our team, Alan came on board without any immediate promise of financial compensation. He joined us with a driving passion for our mission and a small amount of equity in the company. When our whole staff is working entirely for equity, I think it speaks volumes with regard to the company potential!*

# Financial Plan

**(The following forecasts are forward looking projections that cannot be guaranteed)**

## Forecast

### Key Assumptions

1. $250,000 is raised by the end of August 2020

2. Onboarding, Marketing, and Sales will start January of 2021

3. We are able to recruit 120 Certified Installers the first year

### Revenue by Month



## Expenses by Month



## Net Profit (or Loss) by Year



# Financing

We have raised $450,000 of investment so far using equity crowdfunding at www.startengine.com/rhino-hide. We plan to raise between $250,000 and $615,000 more to get us to sales.

This money will be used for the following:

- Secure the IP we have developed over the first year of development

- Independently test our 3 product blends for UL certification

- Develop our website to include Certified Installer portals

- Develop video training assets

- Build chemical and installation equipment inventory

- Begin the online and tradeshow marketing efforts

# Statements

(The following statements are forward looking projections that cannot be guaranteed)

## Projected Profit and Loss

|  | 2021 | 2022 | 2023 |
|---|---|---|---|
| **Revenue** | **$8,914,980** | **$21,906,080** | **$48,044,808** |
| **Direct Costs** | **$3,919,920** | **$9,716,160** | **$22,590,016** |
| Gross Margin | $4,995,060 | $12,189,920 | $25,454,792 |
| **Gross Margin %** | **56%** | **56%** | **53%** |
| **Operating Expenses** | | | |
| Salaries & Wages | $532,849 | $802,000 | $802,000 |
| Employee Related Expenses | $106,570 | $160,400 | $160,400 |
| Rent | $108,240 | $240,000 | $240,000 |
| Office | $34,000 | $34,000 | $34,000 |
| Services | $38,000 | $38,000 | $38,000 |
| Marketing | $132,000 | $561,600 | $1,500,000 |
| **Total Operating Expenses** | **$951,659** | **$1,836,000** | **$2,774,400** |
| **Operating Income** | **$4,043,401** | **$10,353,920** | **$22,680,392** |
| Interest Incurred | | | |
| Depreciation and Amortization | | | |
| Gain or Loss from Sale of Assets | | | |
| Income Taxes | $808,680 | $2,070,784 | $4,536,079 |
| **Total Expenses** | **$5,680,259** | **$13,622,944** | **$29,900,495** |
| **Net Profit** | **$3,234,721** | **$8,283,136** | **$18,144,313** |
| **Net Profit / Sales** | **36%** | **38%** | **38%** |

## Projected Balance Sheet

| | 2021 | 2022 | 2023 |
|---|---|---|---|
| Cash | $3,260,356 | $10,533,153 | $29,365,085 |
| Accounts Receivable | $0 | $0 | $0 |
| Inventory | $807,680 | $1,880,496 | $1,880,496 |
| Other Current Assets | | | |
| **Total Current Assets** | **$4,068,036** | **$12,413,649** | **$31,245,581** |
| Long-Term Assets | | | |
| Accumulated Depreciation | | | |
| **Total Long-Term Assets** | | | |
| **Total Assets** | **$4,068,036** | **$12,413,649** | **$31,245,581** |
| Accounts Payable | $0 | $0 | $0 |
| Income Taxes Payable | $490,435 | $517,692 | $1,134,016 |
| Sales Taxes Payable | $92,880 | $128,100 | $199,395 |
| Short-Term Debt | | | |
| Prepaid Revenue | | | |
| **Total Current Liabilities** | **$583,315** | **$645,792** | **$1,333,411** |
| Long-Term Debt | | | |
| **Long-Term Liabilities** | | | |
| **Total Liabilities** | **$583,315** | **$645,792** | **$1,333,411** |
| Paid-In Capital | $250,000 | $250,000 | $250,000 |
| Retained Earnings | | $3,234,721 | $11,517,857 |
| Earnings | $3,234,721 | $8,283,136 | $18,144,313 |
| **Total Owner's Equity** | **$3,484,721** | **$11,767,857** | **$29,912,170** |
| **Total Liabilities & Equity** | **$4,068,036** | **$12,413,649** | **$31,245,581** |

## Projected Cash Flow Statement

| | 2021 | 2022 | 2023 |
|---|---|---|---|
| **Net Cash Flow from Operations** | | | |
| Net Profit | $3,234,721 | $8,283,136 | $18,144,313 |
| Depreciation & Amortization | | | |
| Change in Accounts Receivable | $0 | $0 | $0 |
| Change in Inventory | ($807,680) | ($1,072,816) | $0 |
| Change in Accounts Payable | $0 | $0 | $0 |
| Change in Income Tax Payable | $490,435 | $27,257 | $616,324 |
| Change in Sales Tax Payable | $92,880 | $35,220 | $71,295 |
| Change in Prepaid Revenue | | | |
| **Net Cash Flow from Operations** | **$3,010,356** | **$7,272,797** | **$18,831,932** |
| **Investing & Financing** | | | |
| Assets Purchased or Sold | | | |
| **Net Cash from Investing** | | | |
| Investments Received | $250,000 | | |
| Dividends & Distributions | | | |
| Change in Short-Term Debt | | | |
| Change in Long-Term Debt | | | |
| **Net Cash from Financing** | **$250,000** | | |
| Cash at Beginning of Period | $0 | $3,260,356 | $10,533,153 |
| Net Change in Cash | $3,260,356 | $7,272,797 | $18,831,932 |
| **Cash at End of Period** | **$3,260,356** | **$10,533,153** | **$29,365,085** |

# Appendix

**Profit and Loss Statement (With monthly detail)**

(The following forecasts are forward Looking projections that cannot be guaranteed)

| 2021 | Jan '21 | Feb '21 | Mar '21 | Apr '21 | May '21 | June '21 | July '21 | Aug '21 | Sept '21 | Oct '21 | Nov '21 | Dec '21 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Revenue** | | | | | | | | | | | | |
| Certified Installer Sales | $20,400 | $40,800 | $61,200 | $81,600 | $102,000 | $122,400 | $204,000 | $340,000 | $591,600 | $918,000 | $1,244,400 | $1,570,800 |
| Equipment Sales | $20,000 | $60,000 | $80,000 | $100,000 | $140,000 | $200,000 | $280,000 | $320,000 | $320,000 | $320,000 | $320,000 | $320,000 |
| DIY Sales (Direct) | $16,170 | $16,170 | $32,340 | $32,340 | $64,680 | $64,680 | $88,200 | $88,200 | $147,000 | $147,000 | $220,500 | $220,500 |
| **Total Revenue** | **$56,570** | **$116,970** | **$173,540** | **$213,940** | **$306,680** | **$387,080** | **$572,200** | **$748,200** | **$1,058,600** | **$1,385,000** | **$1,784,900** | **$2,111,300** |
| **Direct Costs** | | | | | | | | | | | | |
| Rhino Hide per gallon (Certified Installer) | $9,000 | $18,000 | $27,000 | $36,000 | $45,000 | $54,000 | $90,000 | $150,000 | $261,000 | $405,000 | $549,000 | $693,000 |
| Rhino Hide per gallon (DIY) | $4,950 | $4,950 | $9,900 | $9,900 | $19,800 | $19,800 | $27,000 | $27,000 | $45,000 | $45,000 | $67,500 | $67,500 |
| Equipment Cost | $6,000 | $18,000 | $24,000 | $30,000 | $42,000 | $60,000 | $84,000 | $96,000 | $96,000 | $96,000 | $96,000 | $96,000 |
| Packaging Cost (DIY) | $330 | $330 | $660 | $660 | $1,320 | $1,320 | $1,800 | $1,800 | $3,000 | $3,000 | $4,500 | $4,500 |
| Packaging Cost (Certified Installer) | $600 | $1,200 | $1,800 | $2,400 | $3,000 | $3,600 | $6,000 | $10,000 | $17,400 | $27,000 | $36,600 | $46,200 |
| Shipping to Warehouse (DIY) | $600 | $1,200 | $1,800 | $2,400 | $3,000 | $3,600 | $6,000 | $10,000 | $17,400 | $27,000 | $36,600 | $46,200 |
| Shipping to Warehouse (Certified Installer) | $600 | $1,200 | $1,800 | $2,400 | $3,000 | $3,600 | $6,000 | $10,000 | $17,400 | $27,000 | $36,600 | $46,200 |
| **Total Direct Costs** | **$22,080** | **$44,880** | **$66,960** | **$83,760** | **$117,120** | **$145,920** | **$220,800** | **$304,800** | **$457,200** | **$630,000** | **$826,800** | **$999,600** |
| Gross Margin | $34,490 | $72,090 | $106,580 | $130,180 | $189,560 | $241,160 | $351,400 | $443,400 | $601,400 | $755,000 | $958,100 | $1,111,700 |
| **Gross Margin %** | **61%** | **62%** | **61%** | **61%** | **62%** | **62%** | **61%** | **59%** | **57%** | **55%** | **54%** | **53%** |
| **Operating Expenses** | | | | | | | | | | | | |
| Salaries and Wages | | | | | | | | | | | | |
| CEO | $11,000 | $11,000 | $11,000 | $11,000 | $11,000 | $11,000 | $11,000 | $11,000 | $11,000 | $11,000 | $11,000 | $11,000 |
| Marketing Rep 1 (0.97) | | $3,333 | $3,333 | $3,333 | $3,333 | $3,333 | $3,333 | $3,333 | $3,334 | $3,334 | $3,334 | $3,334 |

| | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Marketing Rep 2 (0.83) | | | | | | | $3,333 | $3,333 | $3,334 | $3,334 | $3,334 | $3,334 |
| Sales Rep 1 (0.94) | | | $5,000 | $5,000 | $5,000 | $5,000 | $5,000 | $5,000 | $5,000 | $5,000 | $5,000 | $5,000 |
| Sales Rep 2 (0.83) | | | | | | | $5,000 | $5,000 | $5,000 | $5,000 | $5,000 | $5,000 |
| Customer Service Rep 1 (0.94) | | | $3,333 | $3,333 | $3,333 | $3,333 | $3,333 | $3,333 | $3,334 | $3,334 | $3,334 | $3,334 |
| Customer Service Rep 2 (0.83) | | | | | | | $3,333 | $3,333 | $3,334 | $3,334 | $3,334 | $3,334 |
| Customer Service Rep 3 (0.78) | | | | | | | | | $3,334 | $3,334 | $3,334 | $3,334 |
| Accountant / Office Manager (0.94) | | | $5,000 | $5,000 | $5,000 | $5,000 | $5,000 | $5,000 | $5,000 | $5,000 | $5,000 | $5,000 |
| Buyer / Planner (0.89) | | | | | $3,333 | $3,333 | $3,333 | $3,333 | $3,334 | $3,334 | $3,334 | $3,334 |
| Chemist (0.81) | | | | | | | | $10,000 | $10,000 | $10,000 | $10,000 | $10,000 |
| Fulfillment Manager (0.92) | | | | $4,166 | $4,167 | $4,167 | $4,167 | $4,167 | $4,167 | $4,167 | $4,167 | $4,167 |
| Fulfillment Specialist 1 (0.83) | | | | | | | $3,333 | $3,333 | $3,334 | $3,334 | $3,334 | $3,334 |
| Fulfillment Specialist 2 (0.78) | | | | | | | | | $3,334 | $3,334 | $3,334 | $3,334 |
| Total Salaries & Wages | $11,000 | $14,333 | $27,666 | $31,832 | $35,166 | $35,166 | $50,165 | $60,165 | $66,839 | $66,839 | $66,839 | $66,839 |
| Employee Related Expenses | $2,200 | $2,867 | $5,533 | $6,366 | $7,033 | $7,034 | $10,033 | $12,033 | $13,367 | $13,368 | $13,368 | $13,368 |
| Rent | $2,060 | $2,060 | $2,060 | $2,060 | $8,000 | $8,000 | $8,000 | $8,000 | $8,000 | $20,000 | $20,000 | $20,000 |
| Office | $2,833 | $2,833 | $2,833 | $2,833 | $2,833 | $2,833 | $2,833 | $2,833 | $2,834 | $2,834 | $2,834 | $2,834 |
| Services | $3,166 | $3,166 | $3,166 | $3,166 | $3,167 | $3,167 | $3,167 | $3,167 | $3,167 | $3,167 | $3,167 | $3,167 |
| Marketing | $1,000 | $3,000 | $3,000 | $4,000 | $7,000 | $8,000 | $16,000 | $18,000 | $18,000 | $18,000 | $18,000 | $18,000 |
| **Total Operating Expenses** | **$22,259** | **$28,259** | **$44,258** | **$50,257** | **$63,199** | **$64,200** | **$90,198** | **$104,198** | **$112,207** | **$124,208** | **$124,208** | **$124,208** |

| | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Operating Income** | **$12,231** | **$43,831** | **$62,322** | **$79,923** | **$126,361** | **$176,960** | **$261,202** | **$339,202** | **$489,193** | **$630,792** | **$833,892** | **$987,492** |
| Interest Incurred | | | | | | | | | | | | |
| Depreciation and Amortization | | | | | | | | | | | | |
| Gain or Loss from Sale of Assets | | | | | | | | | | | | |
| Income Taxes | $2,446 | $8,766 | $12,465 | $15,984 | $25,273 | $35,392 | $52,240 | $67,840 | $97,839 | $126,158 | $166,779 | $197,498 |
| **Total Expenses** | **$46,785** | **$81,905** | **$123,683** | **$150,001** | **$205,592** | **$245,512** | **$363,238** | **$476,838** | **$667,246** | **$880,366** | **$1,117,787** | **$1,321,306** |
| **Net Profit** | **$9,785** | **$35,065** | **$49,857** | **$63,939** | **$101,088** | **$141,568** | **$208,962** | **$271,362** | **$391,354** | **$504,634** | **$667,113** | **$789,994** |
| **Net Profit / Sales** | **17%** | **30%** | **29%** | **30%** | **33%** | **37%** | **37%** | **36%** | **37%** | **36%** | **37%** | **37%** |

| | 2021 | 2022 | 2023 |
|---|---|---|---|
| **Revenue** | | | |
| Certified Installer Sales | $5,297,200 | $13,366,080 | $34,751,808 |
| Equipment Sales | $2,480,000 | $5,600,000 | $5,600,000 |
| DIY Sales (Direct) | $1,137,780 | $2,940,000 | $7,693,000 |
| **Total Revenue** | **$8,914,980** | **$21,906,080** | **$48,044,808** |
| | | | |
| **Direct Costs** | | | |
| Rhino Hide per gallon (Certified Installer) | $2,337,000 | $5,896,800 | $15,331,680 |
| Rhino Hide per gallon (DIY) | $348,300 | $900,000 | $2,355,000 |
| Equipment Cost | $744,000 | $1,680,000 | $1,680,000 |
| Packaging Cost (DIY) | $23,220 | $60,000 | $157,000 |
| Packaging Cost (Certified Installer) | $155,800 | $393,120 | $1,022,112 |
| Shipping to Warehouse (DIY) | $155,800 | $393,120 | $1,022,112 |
| Shipping to Warehouse (Certified Installer) | $155,800 | $393,120 | $1,022,112 |
| **Total Direct Costs** | **$3,919,920** | **$9,716,160** | **$22,590,016** |
| | | | |
| Gross Margin | $4,995,060 | $12,189,920 | $25,454,792 |
| **Gross Margin %** | **56%** | **56%** | **53%** |
| **Operating Expenses** | | | |
| Salaries and Wages | | | |
| CEO | $132,000 | $132,000 | $132,000 |
| Marketing Rep 1 (0.97) | $36,667 | $40,000 | $40,000 |
| Marketing Rep 2 (0.83) | $20,002 | $40,000 | $40,000 |
| Sales Rep 1 (0.94) | $50,000 | $60,000 | $60,000 |
| Sales Rep 2 (0.83) | $30,000 | $60,000 | $60,000 |
| Customer Service Rep 1 (0.94) | $33,334 | $40,000 | $40,000 |
| Customer Service Rep 2 (0.83) | $20,002 | $40,000 | $40,000 |
| Customer Service Rep 3 (0.78) | $13,336 | $40,000 | $40,000 |
| Accountant / Office Manager (0.94) | $50,000 | $60,000 | $60,000 |
| Buyer / Planner (0.89) | $26,668 | $40,000 | $40,000 |
| Chemist (0.81) | $50,000 | $120,000 | $120,000 |

| | | | |
|---|---|---|---|
| Fulfillment Manager (0.92) | $37,502 | $50,000 | $50,000 |
| Fulfillment Specialist 1 (0.83) | $20,002 | $40,000 | $40,000 |
| Fulfillment Specialist 2 (0.78) | $13,336 | $40,000 | $40,000 |
| Total Salaries & Wages | $532,849 | $802,000 | $802,000 |
| Employee Related Expenses | $106,570 | $160,400 | $160,400 |
| Rent | $108,240 | $240,000 | $240,000 |
| Office | $34,000 | $34,000 | $34,000 |
| Services | $38,000 | $38,000 | $38,000 |
| Marketing | $132,000 | $561,600 | $1,500,000 |
| **Total Operating Expenses** | **$951,659** | **$1,836,000** | **$2,774,400** |
| **Operating Income** | **$4,043,401** | **$10,353,920** | **$22,680,392** |
| Interest Incurred | | | |
| Depreciation and Amortization | | | |
| Gain or Loss from Sale of Assets | | | |
| Income Taxes | $808,680 | $2,070,784 | $4,536,079 |
| **Total Expenses** | **$5,680,259** | **$13,622,944** | **$29,900,495** |
| **Net Profit** | **$3,234,721** | **$8,283,136** | **$18,144,313** |
| **Net Profit / Sales** | **36%** | **38%** | **38%** |

## Balance Sheet (With Monthly Detail)

(The following forecasts are forward Looking projections that cannot be guaranteed)

| 2021 | Jan '21 | Feb '21 | Mar '21 | Apr '21 | May '21 | June '21 | July '21 | Aug '21 | Sept '21 | Oct '21 | Nov '21 | Dec '21 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Cash | $219,521 | $245,842 | $298,105 | $315,450 | $425,292 | $543,253 | $629,796 | $841,090 | $1,185,503 | $1,354,992 | $2,048,514 | $3,260,356 |
| Accounts Receivable | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| Inventory | $44,880 | $66,960 | $83,760 | $117,120 | $145,920 | $220,800 | $304,800 | $457,200 | $630,000 | $826,800 | $999,600 | $807,680 |
| Other Current Assets | | | | | | | | | | | | |
| **Total Current Assets** | **$264,401** | **$312,802** | **$381,865** | **$432,570** | **$571,212** | **$764,053** | **$934,596** | **$1,298,290** | **$1,815,503** | **$2,181,792** | **$3,048,114** | **$4,068,036** |
| Long-Term Assets | | | | | | | | | | | | |
| Accumulated Depreciation | | | | | | | | | | | | |
| **Total Long-Term Assets** | | | | | | | | | | | | |
| **Total Assets** | **$264,401** | **$312,802** | **$381,865** | **$432,570** | **$571,212** | **$764,053** | **$934,596** | **$1,298,290** | **$1,815,503** | **$2,181,792** | **$3,048,114** | **$4,068,036** |
| Accounts Payable | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| Income Taxes Payable | $2,446 | $11,212 | $23,677 | $15,984 | $41,257 | $76,649 | $52,240 | $120,080 | $217,919 | $126,158 | $292,937 | $490,435 |
| Sales Taxes Payable | $2,170 | $6,740 | $13,481 | $7,940 | $20,221 | $36,102 | $22,092 | $46,584 | $74,604 | $28,020 | $60,450 | $92,880 |
| Short-Term Debt | | | | | | | | | | | | |
| Prepaid Revenue | | | | | | | | | | | | |
| **Total Current Liabilities** | **$4,616** | **$17,952** | **$37,158** | **$23,924** | **$61,478** | **$112,751** | **$74,332** | **$166,664** | **$292,523** | **$154,178** | **$353,387** | **$583,315** |
| Long-Term Debt | | | | | | | | | | | | |
| **Long-Term Liabilities** | | | | | | | | | | | | |
| **Total Liabilities** | **$4,616** | **$17,952** | **$37,158** | **$23,924** | **$61,478** | **$112,751** | **$74,332** | **$166,664** | **$292,523** | **$154,178** | **$353,387** | **$583,315** |
| Paid-In Capital | $250,000 | $250,000 | $250,000 | $250,000 | $250,000 | $250,000 | $250,000 | $250,000 | $250,000 | $250,000 | $250,000 | $250,000 |
| Retained Earnings | | | | | | | | | | | | |
| Earnings | $9,785 | $44,850 | $94,707 | $158,646 | $259,734 | $401,302 | $610,264 | $881,626 | $1,272,980 | $1,777,614 | $2,444,727 | $3,234,721 |

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Total Owner's Equity** | $259,785 | $294,850 | $344,707 | $408,646 | $509,734 | $651,302 | $860,264 | $1,131,626 | $1,522,980 | $2,027,614 | $2,694,727 | $3,484,721 |
| **Total Liabilities & Equity** | $264,401 | $312,802 | $381,865 | $432,570 | $571,212 | $764,053 | $934,596 | $1,298,290 | $1,815,503 | $2,181,792 | $3,048,114 | $4,068,036 |

| | 2021 | 2022 | 2023 |
|---|---|---|---|
| Cash | $3,260,356 | $10,533,153 | $29,365,085 |
| Accounts Receivable | $0 | $0 | $0 |
| Inventory | $807,680 | $1,880,496 | $1,880,496 |
| Other Current Assets | | | |
| **Total Current Assets** | **$4,068,036** | **$12,413,649** | **$31,245,581** |
| Long-Term Assets | | | |
| Accumulated Depreciation | | | |
| **Total Long-Term Assets** | | | |
| **Total Assets** | **$4,068,036** | **$12,413,649** | **$31,245,581** |
| Accounts Payable | $0 | $0 | $0 |
| Income Taxes Payable | $490,435 | $517,692 | $1,134,016 |
| Sales Taxes Payable | $92,880 | $128,100 | $199,395 |
| Short-Term Debt | | | |
| Prepaid Revenue | | | |
| **Total Current Liabilities** | **$583,315** | **$645,792** | **$1,333,411** |
| Long-Term Debt | | | |
| **Long-Term Liabilities** | | | |
| **Total Liabilities** | **$583,315** | **$645,792** | **$1,333,411** |
| Paid-In Capital | $250,000 | $250,000 | $250,000 |
| Retained Earnings | | $3,234,721 | $11,517,857 |
| Earnings | $3,234,721 | $8,283,136 | $18,144,313 |
| **Total Owner's Equity** | **$3,484,721** | **$11,767,857** | **$29,912,170** |
| **Total Liabilities & Equity** | **$4,068,036** | **$12,413,649** | **$31,245,581** |

## Cash Flow Statement (With Monthly Detail)

| 2021 | Jan '21 | Feb '21 | Mar '21 | Apr '21 | May '21 | June '21 | July '21 | Aug '21 | Sept '21 | Oct '21 | Nov '21 | Dec '21 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Net Cash Flow from Operations** | | | | | | | | | | | | |
| Net Profit | $9,785 | $35,065 | $49,857 | $63,939 | $101,088 | $141,568 | $208,962 | $271,362 | $391,354 | $504,634 | $667,113 | $789,994 |
| Depreciation & Amortization | | | | | | | | | | | | |
| Change in Accounts Receivable | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| Change in Inventory | ($44,880) | ($22,080) | ($16,800) | ($33,360) | ($28,800) | ($74,880) | ($84,000) | ($152,400) | ($172,800) | ($196,800) | ($172,800) | $191,920 |
| Change in Accounts Payable | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| Change in Income Tax Payable | $2,446 | $8,766 | $12,465 | ($7,693) | $25,273 | $35,392 | ($24,409) | $67,840 | $97,839 | ($91,761) | $166,779 | $197,498 |
| Change in Sales Tax Payable | $2,170 | $4,570 | $6,741 | ($5,541) | $12,281 | $15,881 | ($14,010) | $24,492 | $28,020 | ($46,584) | $32,430 | $32,430 |
| Change in Prepaid Revenue | | | | | | | | | | | | |
| **Net Cash Flow from Operations** | **($30,479)** | **$26,321** | **$52,263** | **$17,345** | **$109,842** | **$117,962** | **$86,543** | **$211,294** | **$344,412** | **$169,489** | **$693,522** | **$1,211,842** |
| **Investing & Financing** | | | | | | | | | | | | |
| Assets Purchased or Sold | | | | | | | | | | | | |
| **Net Cash from Investing** | | | | | | | | | | | | |
| Investments Received | $250,000 | | | | | | | | | | | |
| Dividends & Distributions | | | | | | | | | | | | |
| Change in Short-Term Debt | | | | | | | | | | | | |

| | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Change in Long-Term Debt | | | | | | | | | | | | |
| **Net Cash from Financing** | **$250,000** | | | | | | | | | | | |
| Cash at Beginning of Period | $0 | $219,521 | $245,842 | $298,105 | $315,450 | $425,292 | $543,253 | $629,796 | $841,090 | $1,185,503 | $1,354,992 | $2,048,514 |
| Net Change in Cash | $219,521 | $26,321 | $52,263 | $17,345 | $109,842 | $117,962 | $86,543 | $211,294 | $344,412 | $169,489 | $693,522 | $1,211,842 |
| **Cash at End of Period** | **$219,521** | **$245,842** | **$298,105** | **$315,450** | **$425,292** | **$543,253** | **$629,796** | **$841,090** | **$1,185,503** | **$1,354,992** | **$2,048,514** | **$3,260,356** |

| | 2021 | 2022 | 2023 |
|---|---|---|---|
| **Net Cash Flow from Operations** | | | |
| Net Profit | $3,234,721 | $8,283,136 | $18,144,313 |
| Depreciation & Amortization | | | |
| Change in Accounts Receivable | $0 | $0 | $0 |
| Change in Inventory | ($807,680) | ($1,072,816) | $0 |
| Change in Accounts Payable | $0 | $0 | $0 |
| Change in Income Tax Payable | $490,435 | $27,257 | $616,324 |
| Change in Sales Tax Payable | $92,880 | $35,220 | $71,295 |
| Change in Prepaid Revenue | | | |
| **Net Cash Flow from Operations** | **$3,010,356** | **$7,272,797** | **$18,831,932** |
| **Investing & Financing** | | | |
| Assets Purchased or Sold | | | |
| **Net Cash from Investing** | | | |
| Investments Received | $250,000 | | |
| Dividends & Distributions | | | |
| Change in Short-Term Debt | | | |
| Change in Long-Term Debt | | | |
| **Net Cash from Financing** | **$250,000** | | |
| Cash at Beginning of Period | $0 | $3,260,356 | $10,533,153 |
| Net Change in Cash | $3,260,356 | $7,272,797 | $18,831,932 |
| **Cash at End of Period** | **$3,260,356** | **$10,533,153** | **$29,365,085** |